Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of              Aldwych House                Tel:  +44 20 7611 8960
Stolt-Nielsen S.A            71-91 Aldwych                Fax:  +44 20 7611 8965
                             London WC2B 4HN              www:stolt-nielsen.com
                             England

NEWS RELEASE
                                   Contacts: Richard M. Lemanski
                                             USA 1 203 625 3604
                                             rlemanski@stolt.com

                                             Valerie Lyon
                                             UK 44 20 7611 8904
                                             vlyon@stolt.com

               STOLT-NIELSEN S.A. RESTATES SECOND QUARTER RESULTS

London, England - August 30, 2002 - Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock
Exchange: SNI) today announced it has restated its second quarter and six-month results as a result of two accounting adjustments in its 58.8 percent owned subsidiary Stolt Offshore S.A., (SOSA).

The adjustments positively impact SNSA's net income by $0.8 million. The net income for the quarter ended May 31, 2002 has been revised to $0.2 million, or $0.00 per share, on net operating revenue of $678.4 million. For the six-month period ended May 31, 2002, SNSA now reports a net loss of $3.5 million, or $0.06 per share, on net operating revenue of $1,289.6 million.

The first of the two adjustments was caused by the failure to record certain operating costs in the financial accounts of SOSA's 66.66 percent owned subsidiary, Alto Mar Girassol, which led to a $1.7 million overstatement of SOSA's net income in the second quarter. The second adjustment relates to the elimination of a 1998 provision for a tax liability of $3.2 million in SOSA. This tax liability was proved to be unnecessary following the receipt of an assessment letter from the relevant tax authority. The $1.4 million improvement in net income in SOSA from the two aforementioned changes also resulted in a negative impact of $0.6 million for SNSA's minority interest in SOSA.

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 58.8 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.


This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

                                  - end text -
                               - tables follow -

                                           STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF INCOME (RESTATED)
                                    (in U.S. dollar thousands, except per share data)

                                                                      Three months ended            Six months ended
                                                                 ---------------------------   --------------------------
                                                                      May 31,        May 31,       May 31,        May 31,
                                                                         2002           2001          2002           2001
                                                                 ------------   ------------   -----------    -----------
                                                                         (Unaudited)                  (Unaudited)
                                                                   (restated)                   (restated)
Net operating revenue                                            $    678,407   $    644,346   $ 1,289,571    $ 1,186,356
Operating expenses                                                    608,611        562,085     1,143,956      1,034,254
                                                                 ------------   ------------   -----------    -----------

Gross profit                                                           69,796         82,261       145,615        152,102

Equity in net income of non-consolidated joint ventures                 7,158          4,180         9,142          6,793
Administrative and general expenses                                   (53,555)       (50,840)     (104,669)      (104,098)
Restructuring charges                                                    (884)             -        (6,398)             -
                                                                 ------------   ------------   -----------    -----------
    Income from operations                                             22,515         35,601        43,690         54,797

Non-operating income/(expense):
    Interest expense, net                                             (22,564)       (30,678)      (46,166)       (61,315)
    Foreign currency exchange gain (loss), net                         (1,310)         2,247          (941)         1,116
    Other, net                                                            644          1,429         1,571          2,218
                                                                 ------------   ------------   -----------    -----------
    Income (loss) before income tax and minority interest                (715)         8,599        (1,846)        (3,184)

Income tax benefit/(provision)                                          3,635         (6,969)        3,606        (10,088)
                                                                 ------------   ------------   -----------    -----------
    Income (loss) before minority interest                              2,920          1,630         1,760        (13,272)

Minority interest                                                      (2,722)         3,144        (5,289)         9,844
                                                                 ------------   ------------   -----------    -----------

    Net income (loss)                                            $        198   $      4,774   $    (3,529)   $    (3,428)
                                                                 ============   ============   ===========    ===========



PER SHARE DATA
Net income (loss) per share:
    Basic                                                        $       0.00   $       0.09   $     (0.06)   $     (0.06)
    Diluted                                                      $       0.00   $       0.09   $     (0.06)   $     (0.06)

Weighted average number of Common shares and equivalents
  outstanding:
    Basic                                                              54,932         54,870        54,925         54,861
    Diluted                                                            55,341         55,303        54,925         54,861

SELECTED CASH FLOW DATA
Capital expenditures and acquisition of subsidiaries             $     24,332   $     53,853   $    57,303    $   157,078

Depreciation and amortization (excluding drydocking)             $     49,241   $     50,846   $   101,715    $   100,509


Note:  Certain prior period amounts for net operating revenue and operating expenses have been reclassified to conform to the current presentation.

                                             STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS (RESTATED)
                                                  (in U.S. dollar thousands)

                                                                                May 31,      November 30,             May 31,
                                                                                  2002               2001                2001
                                                                        --------------      -------------       -------------
                                                                           (Unaudited)          (Audited)         (Unaudited)
                                                                            (restated)
ASSETS

Cash and cash equivalents                                               $       22,505      $      24,865       $      29,371
Trade receivables, net                                                         506,466            566,628             454,207
Inventories                                                                    204,880            186,695             152,753
Prepaid expenses                                                               105,608             89,728              97,678
Other current assets                                                            86,717             86,900              47,104
                                                                        --------------      -------------       -------------
     Total current assets                                                      926,176            954,816             781,113

Fixed assets, net of accumulated depreciation                                2,401,505          2,511,713           2,574,371
Investment in non-consolidated joint ventures                                   98,108            107,035             107,355
Goodwill and other intangible assets, net                                      229,733            222,651             207,785
Other non-current assets                                                       191,745            175,659             180,079
                                                                        --------------      -------------       -------------
                   Total assets                                         $    3,847,267      $   3,971,874       $   3,850,703
                                                                        ==============      =============       =============


LIABILITIES AND SHAREHOLDERS' EQUITY

Loans payable to banks                                                  $      222,232      $     284,083       $     279,803
Current maturities of long-term debt and capital lease obligations              91,539            133,016              80,912
Accounts payable                                                               287,417            383,272             320,340
Accrued liabilities                                                            359,282            305,443             279,185
                                                                        --------------      -------------       -------------
     Total current liabilities                                                 960,470          1,105,814             960,240

Long-term debt and capital lease obligations                                 1,342,659          1,275,755           1,338,114
Minority interest                                                              262,395            321,584             311,318
Other non-current liabilities                                                  196,466            168,099             166,349
                                                                        --------------      -------------       -------------
     Total liabilities                                                       2,761,990          2,871,252           2,776,021

Capital stock and Founder's shares                                              62,637             62,607              62,567
Paid-in surplus                                                                355,128            384,199             383,699
Retained earnings                                                              877,570            894,897             867,757
Accumulated other comprehensive loss                                           (76,034)          (107,057)           (105,317)
Treasury stock                                                                (134,024)          (134,024)           (134,024)
                                                                        --------------      -------------       -------------
     Total shareholders' equity                                              1,085,277          1,100,622           1,074,682
                                                                        --------------      -------------       -------------
     Total liabilities and shareholders' equity                         $    3,847,267      $   3,971,874       $   3,850,703
                                                                        ==============      =============       =============

Total interest-bearing debt and capital lease obligations net of
     cash and cash equivalents:                                         $    1,633,925      $   1,667,989       $   1,669,458
                                                                        ==============      =============       =============

Minority interest in Stolt Offshore                                     $      246,974      $     309,882       $     304,808
                                                                        ==============      =============       =============

                                            STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                               UNAUDITED OPERATING YARDSTICKS

                                                                   1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                                                   -----------    -----------    -----------    -----------
STOLT PARCEL TANKERS DIVISION:
-----------------------------------------------------------------------------------------------------------------------------------

Joint Service sailed-in time-charter index
     2000                                                             0.94           0.93           0.93           0.96
     2001                                                             1.02           1.07           1.14           1.13
     2002                                                             1.07           1.07            N\A            N\A

Volume of cargo carried - millions of tonnes
     Joint Service fleet:
     2000                                                              3.7            3.5            4.1            3.8
     2001                                                              3.9            4.1            4.3            3.9
     2002                                                              3.4            3.6            N\A            N\A

     Regional fleets:
     2000                                                              2.0            2.6            2.7            2.9
     2001                                                              3.0            2.7            2.7            2.4
     2002                                                              2.4            2.4            N\A            N\A

Operating days
     Joint Service fleet:
     2000                                                            6,516          6,485          6,734          6,642
     2001                                                            6,792          6,881          6,826          6,496
     2002                                                            6,257          6,117            N\A            N\A

     Regional fleets:
     2000                                                            6,037          6,134          6,252          6,293
     2001                                                            5,565          5,688          5,681          5,771
     2002                                                            5,674          5,617            N\A            N\A

Average number of ships operated in the period
     Joint Service fleet:
     2000                                                               72             70             73             73
     2001                                                               76             75             74             71
     2002                                                               70             66            N\A            N\A

     Regional fleets:
     2000                                                               66             67             68             69
     2001                                                               62             62             62             63
     2002                                                               63             61            N\A            N\A


Notes:
(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:
------------------------------------------------------------------------------------------------------------------------------------

Tank containers operated and leased at end of period
     2000                                                           14,752         15,017         15,089         15,923
     2001                                                           15,670         15,295         14,737         14,184
     2002                                                           13,946         14,157            N\A            N\A

Tank container utilization - %
     2000                                                            68.2%          69.4%          69.7%          69.8%
     2001                                                            67.7%          67.4%          66.5%          70.4%
     2002                                                            71.1%          74.4%            N\A            N\A


STOLTHAVEN TERMINALS DIVISION:
------------------------------------------------------------------------------------------------------------------------------------

Average marketable shell barrel capacity (millions of barrels)
     2000                                                             4.96           4.96           4.98           5.00
     2001                                                             5.11           5.13           5.14           5.54
     2002 (a)                                                         2.82           3.03            N\A            N\A

Tank capacity utilization - %
     2000                                                            88.6%          92.9%          92.5%          90.9%
     2001                                                            94.5%          95.8%          94.7%          95.1%
     2002                                                            98.0%          98.1%            N\A            N\A

(a) The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.

                                                STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                  SELECTED SEGMENT DATA (RESTATED)
                                                     (in U.S. dollar thousands)

The following tables present the contribution to net operating revenue, gross profit, income from operations, net income (loss) and total assets for each of the Company's business segments:

                                                            Three months ended                              Six months ended
                                                  --------------------------------------          ---------------------------------
                                                          May 31,                May 31,                May 31,             May 31,
                                                             2002                   2001                   2002                2001
                                                  ---------------        ---------------          -------------       -------------
                                                               (Unaudited)                                   (Unaudited)
NET OPERATING REVENUE:                                 (restated)                                    (restated)
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                         $       170,524        $       190,141          $     340,132       $     379,005
     Stolt Tank Containers                                 57,639                 52,326                108,811             109,101
     Stolthaven Terminals                                  14,209                 22,122                 28,077              39,063
                                                  ---------------        ---------------          -------------       -------------
                                                          242,372                264,589                477,020             527,169
Stolt Offshore                                            333,425                282,001                627,476             473,076
Stolt Sea Farm                                            101,755                 97,592                183,884             185,840
Optimum Logistics                                             292                    164                    486                 271
SeaSupplier                                                   563                      -                    705                   -
                                                  ---------------        ---------------          -------------       -------------
     Total                                        $       678,407        $       644,346          $   1,289,571       $   1,186,356
                                                  ===============        ===============          =============       =============

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                         $        36,561        $        40,132          $      72,511       $      76,435
     Stolt Tank Containers                                 11,058                  9,009                 21,144              18,127
     Stolthaven Terminals                                   4,427                  8,158                  9,056              15,189
                                                  ---------------        ---------------          -------------       -------------
                                                           52,046                 57,299                102,711             109,751
Stolt Offshore                                             20,696                 15,779                 45,210              23,707
Stolt Sea Farm                                             (3,801)                 9,019                 (3,497)             18,373
Optimum Logistics                                             292                    164                    486                 271
Sea Supplier                                                  563                      -                    705                   -
                                                  ---------------        ---------------          -------------       -------------
     Total                                        $        69,796        $        82,261          $     145,615       $     152,102
                                                  ===============        ===============          =============       =============

INCOME FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                         $        20,483        $        24,892          $      40,977       $      45,149
     Stolt Tank Containers                                  6,348                  3,936                 11,083               6,672
     Stolthaven Terminals                                   4,067                  6,927                  7,690              13,158
                                                  ---------------        ---------------          -------------       -------------
       SNTG before Restructuring Charges                   30,898                 35,755                 59,750              64,979
     SNTG Restructuring Charges                              (884)                     -                 (6,398)                  -
                                                  ---------------        ---------------          -------------       -------------
                                                           30,014                 35,755                 53,352              64,979
Stolt Offshore                                              7,052                  2,971                 14,784              (3,886)
Stolt Sea Farm                                            (11,079)                 2,705                (16,689)              5,601
Optimum Logistics                                          (2,324)                (3,596)                (4,986)             (8,259)
SeaSupplier                                                (1,148)                (2,234)                (2,771)             (3,638)
                                                  ---------------        ---------------          -------------       -------------
     Total                                        $        22,515        $        35,601          $      43,690       $      54,797
                                                  ===============        ===============          =============       =============

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                $        14,384        $        14,305          $      27,975       $      21,364
SNTG Restructuring Charges                                   (884)                     -                 (6,321)                  -
Stolt Offshore                                              4,850                 (6,286)                 5,068             (21,769)
Stolt Sea Farm                                            (11,289)                   251                (18,842)               (522)
Optimum Logistics                                          (2,322)                (3,421)                (4,982)             (8,048)
SeaSupplier                                                (1,191)                (2,244)                (2,853)             (3,668)
SNSA:
     Minority interest in Stolt Offshore                   (2,202)                 2,945                 (2,305)             10,200
     Other                                                 (1,148)                  (776)                (1,269)               (985)
                                                  ---------------        ---------------          -------------       -------------
     Total                                        $           198        $         4,774          $      (3,529)      $      (3,428)
                                                  ===============        ===============          =============       =============

                                                                                                   As of
                                                                         ----------------------------------------------------------
                                                                                 May 31,           November 30,             May 31,
                                                                                    2002                   2001                2001
                                                                         ---------------          -------------       -------------
                                                                            (Unaudited)              (Audited)         (Unaudited)
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                       $     1,900,816          $   1,988,396       $   2,069,443
Stolt Offshore                                                                 1,484,545              1,560,263           1,447,475
Stolt Sea Farm                                                                   454,305                414,220             324,902
Optimum Logistics                                                                  6,141                  7,883               8,565
SeaSupplier                                                                        1,460                  1,112                 318
                                                                         ---------------          -------------       -------------
     Total                                                               $     3,847,267          $   3,971,874       $   3,850,703
                                                                         ===============          =============       =============